Exhibit 99.2

ANNUAL GENERAL MEETING APRIL 16, 2020 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON THURSDAY, APRIL 16, 2020 AT 9:00 A.M. CEST AT THE OFFICES OF FRESHFIELDS BRUCKHAUS DERINGER LLP, STRAWINSKYLAAN 10, 1077 XZ AMSTERDAM, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2019

a. Policy on additions to reserves and on dividends (discussion only item)

b. Adoption of the 2019 Annual Financial Statements (voting item)

c. Determination and distribution of dividend (voting item)

d. Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	REMUNERATION

a. 2019 Remuneration Report (advisory voting item)

b. Amendment to the Remuneration Policy (voting item)

c. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company’s Articles of Association (voting item)

4.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND (RE)-APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Suzanne Heywood (voting item)

b. Re-appointment of Hubertus M. Mühlhäuser (voting item)

c. Re-appointment of Léo W. Houle (voting item)

d. Re-appointment of John B. Lanaway (voting item)

e. Re-appointment of Alessandro Nasi (voting item)

f. Re-appointment of Lorenzo Simonelli (voting item)

g. Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

h. Re-appointment of Jacques Theurillat (voting item)

i. Appointment of Howard Buffett (voting item)

j. Appointment of Nelda (Janine) Connors (voting item)

k. Appointment of Tufan Erginbilgic (voting item)

l. Appointment of Vagn Sørensen (voting item)

5.	RE-APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

6.	REPLACEMENT OF THE EXISTING AUTHORIZATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

7.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of shareholders.

Item 2: Annual Report 2019

◾	2a Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2019 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the Annual General Meeting of shareholders, the Board, in accordance with article 21, paragraph 9, of the articles of association of the Company (“Articles of Association”), proposes to shareholders to distribute a dividend in cash of € 0.18 per outstanding common share (after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association).

◾	2b Adoption of the 2019 Annual Financial Statements (voting item)

The executive directors of the Company will present the development of the business and results achieved in 2019. Further, they will comment on the Report on Operations. Please refer to the relevant sections of the Annual Report.

The Company’s 2019 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, that has issued an unqualified opinion. It is proposed that the 2019 Annual Financial Statements be adopted by the Annual General Meeting of shareholders.

◾	2c Determination and distribution of dividend (voting item)

The Board recommends to shareholders the distribution of a dividend in cash of € 0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million, translated at the exchange rate reported by the European Central Bank on February 28, 2020).

The outstanding common shares will be quoted ex-dividend from April 20, 2020; the record date for the dividend shall be April 21, 2020 on both MTA and NYSE. It is expected that the dividend on the outstanding common shares will be paid on May 5, 2020.

◾	2d Release from liability of the executive directors and the non-executive directors of the Board (voting item)

The Annual General Meeting of shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders prior to the adoption of the annual accounts.

Item 3: Remuneration

◾	3a 2019 Remuneration Report (advisory voting item)

The Company’s remuneration policy was adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017 and was consistently applied in 2019. Our 2019 Remuneration Report gives an overview of how our Remuneration Policy has been implemented in 2019. The Report has been prepared in line with the new legal disclosure requirements contained in the Dutch Civil Code implementing the Revised European Shareholders’ Rights Directive.

◾	3b Amendment to the Remuneration Policy (voting item)

The Remuneration Policy has been revised in line with the new legal requirements contained in the Dutch Civil Code implementing the Revised European Shareholders’ Rights Directive. A key change to the Remuneration Policy is that it clarifies the link to long-term value creation and sustainability, in line with the Company’s strategy and consistent with the Company’s values. When determining the Remuneration Policy, the Compensation Committee has incorporated feedback on investor and societal perspectives received from investors and specialized consultants, as reflected in the greater pay transparency throughout the revised Policy. Furthermore, the revised Remuneration Policy has been developed to support the change in culture that is needed to drive our Transform2Win strategy, ensuring the Company’s long-term sustainability while improving the world around us. The Remuneration Policy is designed to competitively reward the achievement of long-term performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interests of the Company, its shareholders and other stakeholders in line with our purpose, vision, missions and values.

The proposed amendment to the Company’s Remuneration Policy is available on the Company’s website (www.cnhindustrial.com).

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3c Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company’s Articles of Association (voting item)

A key element of our compensation philosophy is to use incentive pay to drive organization-wide alignment with shared strategic company goals and values, and to reward achievement of those goals in a manner consistent with our purpose, vision, missions and values. Aligning to our strategic targets and transforming our culture are vital to successfully executing our new five-year Transform2Win strategy. Equity-based compensation is critical to achieving this alignment because it (1) directly ties compensation to the long-term goals established in our Transform2Win strategy, (2) links senior management and employees’ long-term performance and interests with those of our shareholders and (3) discourages imprudent risk-taking. Equity-based compensation is also integral to the Company’s Remuneration Policy and a key component of our pay-for-performance philosophy.

In February 2020, the Board of Directors, considering that the expiration of the previous long-term incentive program related to the Company’s 2017-2019 business plan, approved an increase in the number of shares available for issuance under the Company’s current general equity incentive plan (“EIP”) and a new long-term incentive program under the EIP (“LTIP”). Up to a maximum of fifty million common shares may be issued under the amended EIP, of which 7 million (rights to subscribe for) common shares are reserved for issuance to the executive directors under the LTIP (described below).

New LTIP

The LTIP, tied to the new five-year Strategic Business Plan, will span, in total, a five-year performance period, 2020 through 2024, consistent with the Company’s Transform2Win strategic time horizon presented at the Company’s Capital Markets’ Day event on September 3, 2019. Awards under the LTIP will consist of three consecutive annual grants:

•	The initial grant in 2020 covers the performance period 2020-2022 (“LTI 2020-2022 Award”), followed by

•	a grant in 2021 covering the 2021-2023 performance period (“LTI 2021-2023 Award”) and ending with

•	a grant in 2022 covering the 2022-2024 performance period (“LTI 2022-2024 Award”)

The LTIP entails the initial LTI 2020-2022 Award, with three-year value, followed by two subsequent annual grants with one-year value awards to transition to a rolling annual long-term incentive plan cycle without creating a competitive equity award gap in the first three years.

Under the LTIP, a combination of performance share rights (“PSUs”) and restricted share rights (“RSUs”), each representing the right to receive one common share in the capital of the Company, will be awarded to the Chairman and to the Chief Executive Officer of the Company (subject to the Shareholders’ approval and their (re)appointment as executive directors at the 2020 Annual General Meeting), as well as to members of the senior management team (“SMT”) and other key members of the Group.

The PSUs will be subject to the achievement of certain performance targets as further described below, while the RSUs will be subject only to the participant’s continuing service as officer, director or employee of the Company; both PSUs and RSUs are also subject to acceptable individual performance.

The PSU awards are based on the achievement of defined key performance indicators relating to: (i) Average of Industrial Return on Invested Capital (“RoIC”), weighted 50% and (ii) Cumulative Adjusted Earnings per Share (“EPS”) weighted 50%. The Company’s Total Shareholder Return (“TSR”; RoIC, EPS and TSR, collectively the “Metrics”) ranking among a pre-selected comparator group at the end of the three-year performance period will act as downward/upward multiplier that can adjust the award from 0.75 to 1.25. Specifically, the earned payout achieved under the two weighted metrics, RoIC and EPS, will be adjusted for the TSR percentile ranking according to the following chart:

Percentile Ranking	Relative TSR Modifier(1)
Outstanding: 75th	1.25(2)
Target: 50th	1.00
Threshold: 25th	0.75
(1) Modifier prorated between threshold, target and outstanding percentile ranking.

The TSR comparator group consists of the following companies: AB Volvo, AGCO Corporation, Caterpillar Inc., Cummins Inc., Deere & Company, Komatsu Ltd., Kubota Corporation, Navistar International Corporation, PACCAR Inc., and Traton SE. The Compensation Committee of the Board of Directors may adjust the TSR comparator group in the event of any merger, combination or other event affecting the comparator companies.

The PSUs awarded under the LTI 2020-2022 will vest on February 28, 2023, based on the achievement of each target of RoIC and EPS determined independently, and as adjusted according to the TSR multiplier. Hence, the total number of common shares that will be issued upon vesting of the PSUs will depend on the level of achievement of RoIC and EPS and the downward/upward effect of TSR, but subject to an overall maximum of 200% of the target award. The PSUs under the LTI 2021-2023 Award and LTI 2022-2024 Award will vest in 2024 and 2025, respectively, based on Metrics consistent with those discussed above.

The RSUs under the LTI 2020-2022 Award will vest in three annual installments, with the first installment on December 1, 2020 and the subsequent installments on June 30, 2022 and June 30, 2023, to facilitate the transition to annual rolling plan cycles. The RSUs under the LTI 2021-2023 Award and LTI 2022-2024 Award will cliff vest in 2024 and 2025, respectively.

The LTIP has been reviewed and approved by the Compensation Committee and is consistent with: (i) the 2020-2024 Strategic Business Plan presented at the Capital Markets Day event held on September 3, 2019, (ii) the Remuneration Policy as it relates to the executive directors, as approved by the General Meeting of Shareholders, and (iii) any other applicable rules and relevant provisions of law.

The Board of Directors believes that the LTIP is in line with market trends for long term incentive plans. The Board of Directors furthermore believes that the LTIP, along with the share ownership guidelines the Board of Directors has also approved for its Chairperson and Chief Executive Officer, increases the alignment between the Company’s performance and shareholder interests, by linking the executive director’s compensation opportunity to increasing shareholder value.

Under the EIP, as previously approved by the Company’s shareholders, the Board reserves the right to amend, suspend or terminate any or all provisions of the new LTIP within the sole discretion of the Board subject to the consent of the award holder in certain cases. In consideration of the Company’s announced intention to separate its On-Highway business from the Off-Highway business, it is anticipated that, in the context of such separation, the Compensation Committee of the Board of Directors will make such equitable adjustments as are necessary or appropriate to ensure that the participants in the LTI 2020-2022 Award, including the executive directors, at the date of vesting will receive an equivalent value (subject to the satisfaction of the vesting conditions). Accordingly, the terms of the awards, including the Metrics, targets and comparator group, may be adjusted, post-separation, as determined by the Compensation Committee of the Board of Directors.

The Board of Directors has also approved specific share ownership guidelines for its Chairman, Chief Executive Officer, members of the senior management team and other key members of the Group as further set out in our Remuneration Policy.

The Board of Directors therefore submits to the General Meeting of Shareholders for its approval the requested maximum authorization for up to 7 million common shares and rights to subscribe for common shares in the capital of the Company for executive directors under the LTIP in accordance with and under the EIP, the Articles of Association and Dutch law.

The total maximum number of shares reserved for issuance under all Company share plans of fifty million common shares represents 3.7% of fully diluted issued share capital following approval of Item 3.c.

The EIP, as previously approved by the Company’s shareholders, sets forth principles and rules, for equity awards granted under the EIP to executive directors and other key leaders. The EIP also includes numerous best corporate governance features designed to protect shareholder interests and to reflect our Remuneration Policy and our compensation practices, including but not limited to:

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Double-Trigger Change in Control Provisions: The default treatment of awards under the EIP in connection with a “change of control” requires that vesting will accelerate only if a change in control occurs and the employees’ employment is terminated involuntarily within 24 months following the change of control (unless awards are terminated in the transaction).

•	No Discounted Options: Stock options and stock appreciation rights may not be granted with exercise prices lower than the fair market value of the underlying shares on the date of grant.

•	Dividend Equivalents: No payment of dividend equivalents unless the vesting terms, including performance criteria, associated with an award are satisfied.

•	No Transferability: Awards generally may not be transferred other than by will or the laws of descent and distribution.

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Clawback: Retroactive adjustments and reimbursement provisions apply if any cash or equity incentive award is predicated upon achieving financial results and the financial results were subject to an accounting restatement.

A copy of the Company’s Equity Incentive Plan, as amended, is available on the Company’s website (www.cnhindustrial.com).

Item 4: Re-appointment of the executive directors and (re)-appointment of the non-executive directors

Pursuant to article 13, paragraph 3 of the Articles of Association, the term of office of the executive directors and the non-executive directors will expire on the day the first Annual General Meeting of shareholders is held in the calendar year following their year of appointment. Each executive director and each non-executive director may be re-appointed at any subsequent Annual General Meeting of shareholders. In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board must consist of persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and other diversity factors are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be set at 12, a number deemed appropriate for the effective functioning of the Board and its Committees. The Board recommends: (a) the re-appointment of the current executive directors (Ms. Heywood and Mr. Mühlhäuser), (b) the re-appointment of Mr. Houle, Mr. Lanaway, Mr. Alessandro Nasi, Mr. Lorenzo Simonelli, Ms. Tammenoms Bakker, and Mr. Theurillat, as non-executive directors, and the appointment of Mr. Howard Buffett, Ms. Nelda (Janine) Connors, Mr. Tufan Erginbilgic, and Mr. Vagn Sørensen, as non-executive directors. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept either re-appointment or appointment, as the case may be.

Pursuant to the Articles of Association, the new term of office of the directors will expire on the day of the first Annual General Meeting of shareholders that will be held in 2021. The directors’ remuneration will comply with the Remuneration Policy adopted by the shareholders at the Annual General Meeting held in 2014 and updated at the Annual General Meeting held in 2017.

◾	4a Re-appointment of Suzanne Heywood (voting item)

◾	4b Re-appointment of Hubertus M. Mühlhäuser (voting item)

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Suzanne Heywood and Hubertus M. Mühlhäuser as executive directors.

◾	4c Re-appointment of Léo W. Houle (voting item)

◾	4d Re-appointment of John B. Lanaway (voting item)

◾	4e Re-appointment of Alessandro Nasi (voting item)

◾	4f Re-appointment of Lorenzo Simonelli (voting item)

◾	4g Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

◾	4h Re-appointment of Jacques Theurillat (voting item)

◾	4i Appointment of Howard Buffett (voting item)

◾	4j Appointment of Nelda (Janine) Connors (voting item)

◾	4k Appointment of Tufan Erginbilgic (voting item)

◾	4l Appointment of Vagn Sørensen (voting item)

The Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Léo W. Houle, John B. Lanaway, Alessandro Nasi, Lorenzo Simonelli, Jacqueline A. Tammenoms Bakker and Jacques Theurillat. The Board further recommends the appointment of Howard Buffett, Nelda (Janine) Connors, Tufan Erginbilgic, and Vagn Sørensen, as non-executive directors. The Board deems that these candidates are fully aligned with the high professional profile of the Board, and its combination of different international professional skills and backgrounds.

The relevant biographical details and curriculum vitae of each nominee are available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 5: Re-appointment of Independent Auditor

◾	Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

The Audit Committee has reviewed and considered the performance of the independent auditors in connection with the review and audit of the Company’s 2019 quarterly and consolidated annual audited financial statements and, based on such review, the Audit Committee has recommended to the Board the re-appointment of Ernst & Young Accountants LLP as Company’s independent auditor for the financial year ending December 31, 2020.

Item 6: Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company (voting item)

Consistent with previous resolutions of the Annual General Meetings of shareholders, at the Annual General Meeting of shareholders held on April 12, 2019, shareholders renewed the authority granted to the Board to acquire the Company’s common shares through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 12, 2019. Such authorization expires 18 months after the date of the 2019 Annual General Meeting of shareholders.

On November 7, 2019 the Board launched a Share Buyback Program (the ”Current Program”) on the MTA and other EU electronic trading platforms. Information and up-to-date details of the Current Program are available in a dedicated section on the CNH Industrial website (www.cnhindustrial.com).

In order to maintain the necessary operating flexibility, including the implementation of the Current Program, over an adequate time period and considering the fact that the current authorization to acquire the Company’s common shares expires on October 11, 2020, the Board proposes to the Annual General Meeting to replace the existing authority with a new authorization to acquire the Company’s common shares through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months from April 16, 2020 and up to and including October 15, 2021 (in accordance with article 7 of the Articles of Association and in compliance with applicable rules and regulations).

Neither this new authorization, nor the launch of any share buy-back program, including the Current Program, obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Directors. In any event, such programs (including the Current Program) may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.

The Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 16, 2020 and, in compliance with applicable rules and regulations, purchases will be subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).

Item 7: Close of meeting

The chairperson of the meeting will close the Annual General Meeting of shareholders. Final greetings.

CNH Industrial N.V., March 3, 2020

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.